SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CANCEL LESS THAN 2% OF FLIGHTS OVER NEXT 6 WEEKS TO IMPROVE PUNCTUALITY

Ryanair, today (15th Sept) announced that it would cancel 40-50 flights daily for the next six weeks (to the end of October) to improve its system-wide punctuality which has fallen below 80% in the first two weeks of September through a combination of ATC capacity delays and strikes, weather disruptions and the impact of increased holiday allocations to pilots and cabin crew as the airline moves to allocate annual leave during a 9 month transition period (April to December 2017) to move the airline's holiday year (currently April to March) to a calendar year (Jan to Dec) from 1st January 2018 onwards.

Ryanair has operated at record schedule and traffic levels during the peak summer months of July (12.6m guests) and August (12.7m guests) but has a backlog of crew leave which must be allocated before 31st Dec 2017 in order to switch to a calendar leave year (as required by the IAA) from 1st Jan 2018 onwards.

These tighter crewing numbers and the impact of ATC capacity restrictions in the UK, Germany and Spain, as well as French ATC strikes and adverse weather (thunderstorms) have given rise to significant delays in recent weeks.  Ryanair's on-time performance has declined from 90% to under 80% over the past two weeks, a figure that is unacceptable to Ryanair and its customers.

By reducing its scheduled flying programme over the next six weeks by less than 2% (of its over 2,500 daily flights), the airline will create additional standby aircraft which will help restore on-time performance to its 90% average.  Ryanair apologises sincerely for the inconvenience caused to customers by these cancellations.  Customers will be contacted directly about this small number of cancellations and offered alternative flights or full refunds.

Ryanair's Robin Kiely said:

"We have operated a record schedule (and traffic numbers) during the peak summer months of July and August but must now allocate annual leave to pilots and cabin crew in September and October (while still running the bulk of our summer schedule).  This increased leave at a time of ATC capacity delays and strikes, has severely reduced our on-time performance over the past two weeks to under 80%.  By cancelling less than 2% of our flying programme over the next six weeks, (until our winter schedule starts in early November) we can improve the operational resilience of our schedules and restore punctuality to our annualised target of 90%.

We apologise sincerely to the small number of customers affected by these cancellations, and will be doing our utmost to arrange alternative flights and/or full refunds for them."

ENDS

For further information
please contact:                               Robin Kiely                            Piaras Kelly
                                                        Ryanair DAC                         Edelman Ireland
            Tel: +353-1-9451949            Tel: +353-1-6789333
            press@ryanair.com                ryanair@edelman.com

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary